STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	February 5, 2007
#SRU-02
Corporate Office:	SRU – TSX.V
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRFDF – OTC BB
V6C 2T6
Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD WELCOMES NEW PRESIDENT AND CEO

VANCOUVER, B.C. (February 5, 2007) – Starfield Resources Inc. (“Starfield” or the “Company”) (TSX.V: SRU and OTC BB: SRFDF) is pleased to announce that on February 1st André J. Douchane assumed the role of President and CEO of the Company.

Mr. Douchane, a seasoned mining executive, has nearly 35 years experience in the mining industry at all levels, including development, construction, operations and corporate administration.

Mr. Norman Betts, Chairman of the Board, said, “This is clearly a significant day in the life of this company, and recognizes that Starfield is moving forward. The fact that we were able to attract a CEO with Andre‘s track record and experience is a testament to Glen Indra And the management team that brought the company to this point. Andre’s main task will be to transition the Company into a development stage to recognize its potential.”

Starfield also announced today that, subject to the approval of the TSX Venture Exchange, it is proposing to grant options to acquire a total of 4,750,000 common shares of the Company at an exercise price of $0.285. The options have been granted to Mr. Douchane and certain other directors and officers of the Company. All options granted vest over 18 months.

About Starfield: Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper- Nickel-Cobalt- Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Board of Directors,

Norman Betts,
Chairman of the Board

Caution concerning forward-looking statements This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	André Douchane
The Equicom Group		Starfield Resources Inc.
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com